May 13, 2010

Amy Geddes
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561

RE:	Blackwater Midstream Corp.
Form 10-K for the year ended March 31, 2009
File No. 000-51403

Dear Amy:

Blackwater Midstream Corporation (the “Company”) is in receipt of the Securities and Exchange Commission (the “Commission”) letter dated March 29, 2010, whereby the Commission has provided comments regarding the Company’s Form 10-K for the year ended March 31, 2009.

On March 31, 2010 the Commission granted the Company an extension of time to prepare and file its response from April 13, 2010 to May 13, 2010.

On April 27, 2010, the Company submitted its response to individual comment item #6.

Below are the Company’s responses to all other comments raised by the Commission, including the Company’s previously filed response to comment #6.

Comment # 1:
Item 1. Business, Environmental, page5

In the final paragraph on page 5 you state that “In relation to our pollution claim, through March 31, 2008 we incurred clean up and mitigation expenses of approximately, $781,000…”    We assume that the date contains a typographical error and that you intended to refer to March 31, 2009.  Please revise or advise.

RESPONSE:  The date should have been stated as March 31, 2009 instead of March 31, 2008.  The date was correctly stated in the Company’s 10-Q as of June 30, 2009, September 30, 2009 & December 31, 2009 and in the March 31, 2010 10-K.

Comment # 2:
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Development Stage, page 11

Your disclosure discussing your investment in Safeland and subsequent write-down appears to indicate your reliance on the opinion of a third-party appraiser in determining the appropriate charge.  This language identifies such third party as an expert for purposes of Item 601 of Regulation S-K (Exh. 23).  Please note that, should you incorporate these financial statements into a registration statement, either explicitly or by reference, you will need to revise this disclosure throughout your filing (including your financial statement footnotes and MD&A) to either remove the reference or name such third-party and provide consent under Exhibit 23.  Your attention is invited to Question 141.02 of the Compliance and Disclosure Interpretations for guidance.

RESPONSE:  The Company will remove the reference in all future filings, beginning with the March 31, 2010 10-K.

Comment # 3:
Results of Operations, General

Where a predecessor exists, MD&A should focus on comparative discussions of the predecessor’s financial statements for periods prior to the acquisition date.  Discussions such as the description of operating results for the registrant for the year ended March 31, 2008 (page 15) should be omitted, as they are confusing.  The historical operating results of the predecessor become the historical operating results of the company.  If you are unable to provide them (as we assume is the case for the predecessor balance sheet as of March 31, 2008), please explain this fact in the filing.

RESPONSE: During the preparation of the Company’s 2009 Annual Report on Form 10-K, the Company presented its two most recent fiscal year ends as the Registrant, and omitted the Predecessor balance sheet.  The Company concluded that the Predecessor balance sheet, which was a carve-out of a much larger company, would not be useful to the reader of its financial statements based on the fact that the Westwego Terminal was not managed as a separate business.  Consequently, none of the information presented in the carve-out balance sheet related to the ongoing business of the Company or the Westwego Terminal.  In future filings, the Company will avoid comparative discussions involving periods of the Predecessor compared to periods of the Successor.

Comment # 4:
For the Period December 23, 2008 through March 31, 2009 compared to the Period January 1, 2008 through March 31, 2008. Depreciation, page 14

We note from your disclosure here that as part of the acquisition process, you not only recorded fair value adjustments increasing the value of the tank storage assets, but also adjusted the estimated useful lives thereof.  Please explain to us how the new useful lives were determined, how they compared to the useful lives used by Westwego prior to the acquisition, and why these differences existed.  Include in your response a table showing the dollar value effects of the step up in basis and change in depreciable lives.  Your response should specifically support the useful lives disclosed in Note 3 on page 28.  We may have further comment on your response.

RESPONSE:  The useful lives of the storage tanks were determined based on management’s experience. Above ground steel storage tanks are designed for long lives and it is common for a storage tank to provide useful service for a period of 40 years or longer.  The Company believes the useful lives used for depreciating its storage tanks are reasonable based on its estimates. To date, nothing has come to our attention that would cause the Company to believe the useful life is different.

Per review of NuStar’s recent Form 10-K filing, the useful lives of their assets range from 10 years to 40 years. In addition, all accounting functions, such as depreciation, were recorded by NuStar’s corporate accounting department in San Antonio, Texas. As a result, the Company cannot determine the lives assigned to their specific assets, and therefore the Company cannot compare its useful lives to the useful lives used by Westwego Terminal prior to the acquisition. Further, the Company does not know how NuStar’s management determined the useful lives of its storage tanks, so the Company is unable to comment on whether or not any differences exists or why.

To the best of the Company’s knowledge, NuStar did not allocate costs to individual storage tanks.  The Company speculates that this is due to the fact that the facility as a whole was immaterial to NuStar’s overall operations. As a result, the Company cannot provide a table showing the dollar value effects on individual storage tanks. However, NuStar’s cost basis in total property, plant and equipment was approximately $2.6 million at December 31, 2008. For comparison purposes, the Company allocated approximately $5.0 million to tanks, land and other plant & equipment.

Comment # 5:
Liquidity and Capital Resources, page 15

Please expand your discussion to follow the guidance in SEC Codification of Financial Reporting Policies Section 607.02, Uncertainty about an Entity’s Continued Existence.  Additional detail should be provided to show that over the next twelve months, management is confident that sufficient working capital will be obtained.  Please provide additional detail including but not limited to the following:
•	Prominent disclosures of your financial difficulties and viable plans to overcome these difficulties.
•	Disclosures of any known demand, commitments or uncertainties that will result in your liquidity increasing or decreasing in any material way.
•	Detailed cash flow discussions for the twelve month period following the date of the latest balance sheet presented.
•	A reasonable detailed discussion of your ability or inability to generate sufficient cash to support operations.
•	Management’s plan (including relevant prospective financial information).

RESPONSE:  The Company will expand its discussion about any uncertainty as to its continued existence, if and when appropriate in future filings.

Comment # 6:
Financial Statements, General

We note that historical financial statements have not been prepared for the Terminal, as it had no separate legal status of existence.  Instead you have presented carve-out financial statements for the acquired entity although the operations of the Westwego storage facility are considered to be your predecessor.  Accordingly, as you have not filed the required financial statements and pro forma financial information you are not considered timely for purposes of Form F-3.  Further, until you have filed full audited financial statements of the acquired business for the time span required under Regulations S-X Rules 8-02 and 8-03 and the pro forma financial information required under Regulations S-X Rule 8-05, we will not declare effective any registration statements or post-effective amendments.  In addition, you should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 51 (a) of that regulation until you file the required financial statements.  Please confirm that this is your understanding or advise.  We refer to the letter from Leslie A. Overton, Associate Chief Accountant dated January 30, 2009.

RESPONSE:  This item was addressed in the Company’s previous response dated April 26, 2010 and filed on April 27, 2010.  That response is provided again below.

The Company believes the presentation of carve-out financial statements for the Westwego, LA Terminal business is appropriate given the fact that this terminal represented an immaterial portion of NuStar Energy L.P.’s (the “Predecessor” or “NuStar”) overall terminalling business.

On December 23, 2008, the Company acquired a storage terminal from NuStar. This storage terminal represented an immaterial portion of NuStar’s terminalling business. For discussion, it’s important to note that NuStar reported based on calendar year end, whereas the Company reports on a March 31 fiscal year end. Upon acquisition, NuStar became the predecessor company (“Predecessor”).

During the preparation of the Company’s 2009 Annual Report on Form 10-K, the Company presented its two most recent fiscal year ends as the Registrant, and omitted the Predecessor balance sheet. The Company concluded that the Predecessor balance sheet, which was a carve-out of a much larger company, would not be useful to the reader of its financial statements based on the fact that Westwego Terminal was not managed as a separate business. Consequently, none of the information presented in the carve-out balance sheet related to the ongoing business of the Company or the Westwego Terminal.

In addition, the Company believes that presenting the Predecessor balance sheet as of December 31, 2007 could be misleading to the readers of its financial statements. The Company was both the legal and accounting acquirer, which did not result in a recapitalization. Consequently, the capital structure of the Predecessor entity was significantly different from the Registrant.

It should be noted that the carve-out balance sheets of the Predecessor are included in the Form 8-K/A filed with the SEC on April 23, 2009.

The Company does not believe the Predecessor balance sheet as of December 31, 2007 provides useful information to its financial statement users, and further believes that the current presentation complies with Rule 3-01(a) of Regulation S-X and presents the appropriate and useful balance sheets.

Comment # 7:
Consolidated Statement of Operations

Refer to the predecessor statement of operations for the year ended December 31, 2007.  The storage and services revenues are not consistent with the total revenue balance for the period.  Please revise as appropriate.

RESPONSE:  The Predecessor’s total revenue figure in the Statement of Operations for the Year ended December 31, 2007 should have been stated as $2,255,168, instead of $255,168.

Comment # 8:

We note from your disclosure on page 8 that you declared a stock dividend on January 28, 2008.  It appears that the company’s statement of operations for fiscal 2008 does not reflect the impact of this dividend.  Specifically, please revise the computations of basic and diluted EPS to retroactively adjust the number of shares for that period to reflect that change in capital structure.  Alternatively, please tell us why you believe that the current presentation is appropriate.  Refer to the guidance in FASB ASC 260-10-55-12.   Disclosure throughout your filing should be revised to retroactively restate the outstanding number of shares.  Your discussion of the stock dividend on page 8 should also be revised to indicate that the number of shares has been retroactively restated to reflect the dividend.

RESPONSE:  In the Consolidated Statements of Operations for the Year Ended March 31, 2008, the weighted average number of shares outstanding, basic and diluted, should have been stated as 24,034,500 instead of 10,682,000.  Nevertheless, the Net Loss per Common Shares, Basic and Diluted would remain at $0.00.

All other references to the stock dividend on January 28, 2008 are reported correctly in the Company’s annual report.

Comment # 9:
Consolidated Statement of Stockholder’s Equity

Refer to the caption “Shares Issued for Services” in the Successor’s statement.  Please reconcile the per share price of these common shares to the market information provided on page 8.  In this regard, we note your stated accounting policy for stock-based compensation on page 27.  We may have further comments upon review of your response.

RESPONSE:  The Company valued each of the three grants of shares to management for service based on the closing share price of the Company’s common stock on the date the shares were granted.  Each grant has its own vesting schedule, with none of the three grants immediately or fully vesting in the period.  Therefore, only some of the share based compensation was expensed during the period ($248,339) with the remainder to be expensed ($787,312) and recognized in future periods.

Comment #10:
Consolidated Statements of Cash Flows

Although your restricted cash has been classified as a current asset on the face of the balance sheet, it should not be included as a component of cash and cash equivalents in your statement of cash flows.  Instead, cash at the beginning and end of the period should agree directly to “Cash and cash equivalents” on the face of the balance sheet in accordance with FASB ASC 230-10-45-4.  Please revise accordingly.

RESPONSE: This presentation was corrected beginning with the Company’s June 2009 10-Q filing.

Comment #11:
Note 1. Organization and Summary of Significant Accounting Policies, Accounts Receivable, page 26

We note your disclosure here that accounts receivable are recorded when products are sold or services are rendered.  Please revise this disclosure for consistency with your revenue recognition note.  That is, from disclosure throughout your filing it does not appear you sell products, only provide services in the form of storage space and ancillary services.  Please revise or advise.

RESPONSE:  This presentation will be corrected as suggested beginning with the Company’s March 2010 10-K filing.

Comment #12:
Basic and Diluted loss per share, page 27

Please revise this note to specifically state the number of potentially dilutive securities excluded from the calculation of earnings per share due to antidilution.  Refer to FASB ASC 260-10-50-1(c).

RESPONSE:  Potentially diluted securities equal 20,000 options to Christopher Wilson for services granted on May 7, 2008, with a per share price of $2.00 on the grant date, which is also the exercise price.  The Company believes this additional information is immaterial, and therefore does not warrant an amendment, and will be included in all future filings, beginning with the Company’s annual report on Form 10-K as of March 31, 2010.

Comment #13:
Note 4. Acquisition of NuStar Energy’s Westwego, LA Storage Terminal, page 28

Please revise the reference to the ‘SEC reporting manual” to refer, instead, to Article 8-01 (Note 1 to paragraph 210.8 thereunder) of Regulation S-X in this footnote.

RESPONSE:  The presentation will be corrected to revise the Company’s reference to the “SEC Reporting Manual” beginning with the Company’s March 2010 10-K filing.

Comment #14:
Note 9. Commitments and Contractual Obligations, page 33

Please compare the two methods of compensation in greater detail.  Specifically, if the value of a director’s award is equivalent to $60,000 in common shares at a particular date; please tell us the value of that same award if the director elects to receive the stock options instead of the shares.  For example, the exercise price of the options is not clear from your disclosures.   Explain whether the value of the award to the director, and the related charge recorded by the company, is the same under each option and illustrate your conclusion numerically.

RESPONSE:  On May 7, 2009, each of the Company’s four directors elected to receive $120,000 worth of stock options (705,882 options) valued on the grant date at $0.17, which is also the exercise price.  These options were expensed by the Company in May 2009 at $435,274 using a Black-Scholes per share valuation of approximately $0.154.

Had each of the directors chosen to receive $60,000 worth of the Company’s shares on this date (352,941 shares), the price would have also been $0.17, but the Company would have expensed $240,000.

Comment #15:
Form 10-Q for the Quarterly Period Ended December 31, 2009, Consolidated Balance Sheets, page 2

Please revise your column headers to indicate both dates at which a balance sheet is presented are “Successor.”

RESPONSE:  These will be revised accordingly in all future filings.

Comment #16:
Note 2. Stock-Based Compensation, page 7

In the final paragraph of this footnote you state that, on December 8, 2009, the BOD amended all restricted share grants to management to change the vesting dates to January 1, 2012.  We assume that this amendment applies to future share grants and that you are not altering the terms of previously issued grants.  Please confirm or supplementally explain how our understanding is incorrect, and how this may impact the accounting for prior grants.

RESPONSE:  The resolution approved by the Company’s Board of Directors on December 8, 2009 was to amend all “existing” restricted share grants to have an amended vesting date of January 1, 2012.   The Board’s action did not and will not have an effect on any future stock grants.   As a consequence of postponing the vesting date and thereby increasing the vesting period, the Company is redistributing all un-expensed compensation as of December 7, 2009 over the life of the revised vesting periods.

Comment #17:
Management’s Discussion and Analysis, Liquidity and Capital Resources, page 16

Your working capital ratio is a GAAP based computation.  Please omit the presentation of a “working capital ratio” computed without the disposal of asset liability.  It is a non-GAAP financial measure.  We do not object of you wish to quantify the dollar impact of the disposal of asset liability balance on current liabilities at each of those dates.

RESPONSE:  These will be revised accordingly in all future filings.

Comment #18:

As a related matter, given the nature of your business, it is difficult to say that leak incidents and the resulting liabilities are “non-recurring” in nature.  We would not object if you wish to characterize the charge as unusual or infrequent instead.

RESPONSE:  These will be revised accordingly in all future filings.

The Company plans to file an amendment to our annual report on Form 10-K for the year ended March 31, 2009 pertaining to the wording and amounts as referenced in comments number 1, 2, 7, 8, 11, 13, 15, 17 and 18.  Should the Commission request amendments to other comments, the Company is prepared to make those changes also.  We will file the amendments upon resolution of all issues with the Commission.

As requested in your letter dated March 29, 2010, the Company acknowledges:

➢	it is responsible for the adequacy and accuracy of the disclosure in the filing;

➢	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

➢	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Donald St.Pierre

/s/ Donald St.Pierre
Blackwater Midstream Corp.
Chief Financial Officer